UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, June 27, 2012

New York Stock Exchange, Inc.

New York, NY

Ref.: Intermediary Interest on Shareholders’ Equity

Dear Sirs,

The Board of Directors of Banco Bradesco S.A., in a meeting held today, approved the Board of Executive Officer’s proposal for the payment to the Company’s shareholders of Intermediary Interest on Shareholders’ Equity related to the first half 2012, in the total amount of R$754.3 million, consisting of R$0.188184678 per common share and  R$0.207003146 per preferred share.

The shareholders registered in the Company’s Books on this date (June 27, 2012) shall be benefited. The Company’s shares will be traded “ex-right” on Intermediary Interest from June 28, 2012 on.

The payment will be made on July 18, 2012 in the net amount of R$0.159956976 per common share and R$0.175952674 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount, as follows:

•	to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID (CPF), Identification Document (RG) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled;

•	to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The Intermediary Interest, net of Withholding Income Tax, approved:

1)          represent 10 times the amount of the Dividends paid monthly;

2)          will be computed in the calculation of mandatory Dividends of the fiscal year, as provided in the Company’s Bylaws.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

•	Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.
Date: June 29, 2012
By: Name: Luiz Carlos Angelotti Title: Executive Managing Officer and Investor Relations Officer